UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Provides Business Update

Implements Additional Operating, Financial and Customer Care Measures to Support Business Due to COVID-19 Impacts

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--April 1, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, today provided a further update on the operational and financial measures being taken in connection with the impact of COVID-19 which has affected travel and tourism worldwide.

These are unprecedented times that are impacting all countries and companies. Despegar believes it has a solid financial position to support the Company over the coming quarters. As of December 31, 2019, the Company had US$313 million in cash and US$180 million in credit card receivables.

Despegar maintains a strong and flexible balance sheet, free of any long term debt and only a minimal amount of short term debt to fund working capital. Importantly, Despegar does not bear customer credit risk and has no relevant advances to suppliers outstanding.

In the current environment, Despegar is focusing equally on three key pillars: 1) taking care of the health and safety of its employees, 2) supporting its customers’ needs in times of disruption, and 3) ensuring sustainability and success of the Company's long term strategy. As the situation continues to evolve worldwide, Despegar is providing further information as discussed in more detail below.

Taking Care of Employees

The health and safety of our employees is of the utmost importance to us. Despegar’s employees have been working remotely since March 13, 2020, even before mandatory quarantines were imposed. This is part of a wider set of employee-related measures undertaken in response to the spread of COVID-19. The Company’s leading-edge technology has allowed it to effectively carry out all business operations remotely.

Supporting Our Customers

Given the unprecedented global travel situation, Despegar is assisting its customers with changes to their travel arrangements through the implementation of the following initiatives:

  Reallocation of employees to assist with customer care, doubling the number of representatives handling inbound calls
  Increased automation capabilities of digital channels to assist a larger volume of reschedulings
  Providing customers with flexible conditions to defer their travel plans primarily through the issuance of vouchers.

Ensuring Sustainability of the Company

As the largest online travel agency in Latin America, Despegar benefits from scale and operates the lowest cost business model in the region, based on publicly available information.

As of the end of last year, Despegar began to further streamline operations and outsourced its fulfillment centers as disclosed in its 4Q'19 earnings call. These initiatives have achieved an annualized cost reduction of approximately $16 million, or 7% of its FY19 Structural Costs(1), following a workforce reduction of 568 full time employees.

Additionally, since the beginning of the COVID-19 crisis, Despegar has been significantly reducing all non-critical spend and re-adjusting Structural Costs to deliver an additional 35% YoY savings by the end of 3Q’20 and, preserve cash. These cost containment/ cash preservation measures include, among others:

  Reducing salaries of the Executive Committee, Board Directors, and senior management by 50% and middle management by 25% throughout 2Q’20. Eliminating 1H20 bonuses to all employees
  Implementing a hiring freeze and limiting inflation salary increases
  Reducing working hours and implementing unpaid leave in certain locations
  Accelerating the capture of synergies from the acquisitions of Viajes Falabella
  Renegotiating supplier payment terms and conditions
  Reviewing all contracts and commitments
  Deferring non-critical capital expenditures

Combined, the measures taken in 4Q19 and those being taken in response to Covid-19 are expected to result in annualized cost savings of approximately US$90 million, representing a total 40%(2) YoY reduction in Structural Costs by the end of 3Q’20. These initiatives will also contribute to increase the flexibility of the Company’s cost structure with fixed costs as of 3Q’20 representing approximately 1/3 of total costs(2).

In addition, in terms of variable costs, the Company has significantly reduced marketing investments, including performance marketing and telesales, which are anticipated to result in additional savings of approximately $35 million in 2Q’20(3)

The foregoing expected savings are management estimations based on current information and may change, potentially materially, including as a result of the rapidly evolving impact of the COVID-19 pandemic.

The Company expects to release first quarter 2020 earnings in May and anticipates providing additional updates at that time.

  Structural Costs: includes fulfillment center fees (included in cost of revenues), plus fixed Marketing Costs (i.e., personnel), SG&A and Technology and Content. Excluding stock based compensation, D&A and capitalized IT.
  Based on FY19 level of activity.
  Cost of Revenue -excluding Fulfillment Centers are also variable costs and thus tied to the level of business activity.

About Despegar.com

About Despegar.com Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers. Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as more than 1,190 car rental agencies and approximately 326 destination services suppliers with more than 6,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward looking statements.

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: April 1, 2020